03019696
NO ACT
P.E 1-17-03
1-13115

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 28, 2003

George P. Barsness
Hogan & Hartson LLP
Columbia Square
555 Thirteenth Street, N.W.
Washington, DC 20004-1109

Act 1934
Section
Rule 14A-8
Public Availability 3/28/2003

Re: Equity Office Properties Trust
Incoming letter dated January 17, 2003

Dear Mr. Barsness:

This is in response to your letters dated January 17, 2003, February 10, 2003, February 25, 2003 and March 4, 2003 concerning the shareholder proposal submitted to Equity Office by the Service Employees International Union. We also have received letters from the proponent dated February 11, 2003, February 19, 2003 and February 28, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Steve Abrecht
Director
SEIU Capital Stewardship Program
Services Employees International Union
1313 L Street, N.W.
Washington, DC 20005

PROCESSED
APR 03 2003
THOMSON
FINANCIAL

CK

HOGAN & HARTSON
L.L.P.

RECEIVED
2003 JAN 21 AM 9:04
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

GEORGE P. BARSNESS
PARTNER
(202) 637-5788
GPBARSNESS@HHLAW.COM

COLUMBIA SQUARE
555 THIRTEENTH STREET, NW
WASHINGTON, DC 20004-1109
TEL (202) 637-5600
FAX (202) 637-5910

January 17, 2003

RECD S.E.C.
JAN 17 2003
1086

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Division of Corporation Finance
Office of Chief Counsel

Re: Shareholder Proposal of the Service Employees International Union

Ladies and Gentlemen:

On behalf of our client, Equity Office Properties Trust, a Maryland real estate investment trust (the "Company"), we are writing, pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal (the "Proposal") submitted by the Service Employees International Union (the "Proponent") may be properly omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2003 annual meeting of shareholders (the "Annual Meeting").

Pursuant to Rule 14a-8(j)(2), we are enclosing six copies of this letter and the Proposal with the accompanying supporting statement attached hereto as Annex A. In accordance with Rule 14a-8(j)(1), a copy of this submission is being sent simultaneously to the Proponent. We have been advised by the Company as to the factual matters set forth herein.

A. The Proposal

The text of the Proposal is as follows:

"RESOLVED, that shareholders of Equity Office Properties Trust ("EOPT") urge the Board of Directors to implement a comprehensive policy governing related party transactions that includes the following provisions, in addition to those in Article IV, section 8(a) of EOPT's bylaws (the "Bylaws"):

1. Applies to EOPT senior executives;

2. Clarifies the circumstances under which the Conflicts Committee (the "Committee") must approve transactions (the Bylaw currently requires approval for transactions obligating EOPT in an amount not greater than $50,000,000) and the factors relied upon in determining whether a trustee has a "sufficiently material interest" in a transaction that his judgment would likely be impaired in voting on it, as provided in the Bylaw;

3. Requires annual disclosure in a report to shareholders of the following information regarding each transaction between EOPT and any senior executive or trustee:

a. Whether the Committee considered or approved it;

b. Whether the Committee or, if the Committee did not consider the transaction, the Board or EOPT's management, determined whether the transaction involves terms different from those that would likely be negotiated with clearly independent parties;

c. The basis on which any determination described in subpart 3(b) was made; if a fairness opinion or similar appraisal was relied upon, a brief description of the valuation methodology should be provided;

d. If a transaction involves an ongoing relationship, whether the Committee or any other entity will periodically review the relationship to determine whether it is still in the best interest of EOPT and how often review will occur."

B. Bases for Excluding the Proposal

For the reasons set forth below, we respectfully request that the Staff concur with the Company's view that the Proposal is properly excludable from the Proxy Materials.

1. The Proposal has been substantially implemented – Rule 14a-8(i)(10)

a. <u>Substantial implementation of "comprehensive policy regarding related party transactions"</u>

The first component of the Proposal urges the Board of Trustees of the Company (the "Board") to implement a comprehensive policy governing related party transactions that applies to trustees and senior executives.

The Board has already adopted such a policy. In September 1998, the Board of Trustees adopted a comprehensive Compliance Code for Business Conduct and Ethics (the "Code") that applies to <u>all</u> trustees, officers and other employees of the Trust. Among the Standards of Business Conduct and Ethics included in the Code are provisions dealing with potential conflicts of interest by trustees, officers and employees of the Trust, including the following:

> It is considered to be in conflict with Equity Office's interest and this Code:
>
> . . .
>
> For an employee [which is defined in the Code to include officers and trustees] or member of his or her immediate family to buy, sell or lease any kind of property, facility or equipment from or to Equity Office . . . without disclosing and obtaining permission from his or her immediate supervisor for such conduct."

Under the Code, a senior executive would need to obtain the approval of his or her immediate supervisor before engaging in a covered transaction. With respect to trustees, from May 1998 when the Conflicts Committee of the Board (the "Conflicts Committee") was first established until May 2002, the consideration and approval of related party transactions with trustees was governed by Article IV, Section 8 of the Company's bylaws (the "Former Conflicts Committee Bylaw"), a copy of which is attached as Annex B hereto. In May 2002, consistent with the approach of the New York Stock Exchange (the "NYSE") to audit committee charters, the Company's bylaws were amended by the Board to delete the Former Conflicts Committee Bylaw (along with the assigned duties and responsibilities of other Board committees that were previously contained in the Company's bylaws) for the purpose of codifying the duties and responsibilities of each Board committee in separate committee charters. Concurrently with the May 2002 amendments, the Company re-codified the same authority of the Conflicts Committee that was contained in the Former Conflicts Committee Bylaw in a Board resolution (the "Conflicts Committee Resolution"), a copy of which is attached hereto as Annex C.

As reflected in both the Former Conflicts Committee Bylaw and the Conflicts Committee Resolution, the Conflicts Committee has the power and authority of the Board to consider and, in each case where the transaction obligates or is expected to obligate the Company in an amount not greater than $50,000,000, to approve, in the name and on behalf of the Company, any transaction in which the Company is or is proposed to be a party, either directly or indirectly, and as to which any trustee knows at the time of commitment that any of the following persons or entities either is or is entitled to be a party, whether directly or indirectly, to the transaction or has a sufficiently material beneficial interest that the interest might reasonably be expected to exert an influence on the trustee's judgment if he were called upon to vote on the transaction: (i) any trustee or any Related Person (as defined therein) of any trustee; (ii) any person or entity (other than the Company) of which the trustee or any Related Person of any trustee is the owner of more than 5% of any class of equity securities or is a director, trustee, general partner, agent, officer or employee; (iii) any person or entity that controls one or more of the persons specified in clause (ii) or a person or entity that is controlled by, or is under common control with, one or more of the persons or entities specified in clause (ii); or (iv) an individual who is a general partner, principal or employer of the trustee. With respect to related party transactions with trustees in amounts greater than $50,000,000, under the Former Conflicts Committee Bylaw and the Conflicts Committee Resolution, the Conflicts Committee may only consider and make recommendations to the Board with respect to the transaction. The disinterested members of the full Board would nonetheless need to take action with respect to the transaction. Thus, *all* related party transactions with trustees covered by the language of the Conflicts Committee Resolution (and previously the language of the Former Conflicts Committee Bylaw) would be subject to the approval of the Conflicts Committee or the Board. With respect to transactions involving an amount not greater than $50,000,000, the Conflicts Committee can consider and approve the transaction on its own. With respect to transactions involving an amount greater than $50,000,000, the Conflicts Committee has the authority only to consider the transaction and make recommendations to the Board with respect to the transaction.

The Proponent has asked for a shareholder vote urging the Board to implement a comprehensive related party transactions policy. The Company believes it already has such a policy in place. In accordance with the requirements of the Sarbanes-Oxley Act of 2002 and the proposed corporate governance rules of the NYSE, the Company also is in the process of updating and revising its Code and Board committee charters and intends to post the revised versions once approved by the Board on the Company's web site in mid-February 2003.

For these reasons, the Company believes that the aspect of the Proposal suggesting that the Company adopt a comprehensive related party transaction policy has been substantially implemented under Rule 14a-8(i)(10). We note in this regard that Rule 14a-8(i)(10) permits the omission of a shareholder proposal if "the company has already implemented the proposal." The "substantially implemented" standard replaced the predecessor rule allowing omission of a proposal that was "moot," and reflects the Commission's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. *See* Commission Release No. 34-30091 (August 16, 1983); Masco Corp. (March 29, 1999); BankAmerica Corp. (February 10, 1997). In light of these precedents, the Company believes it already has substantially implemented the Proposal under Rule 14a-8(i)(10).

The additional provisions suggested by the Proponent in its Proposal for the Company's related party transactions policy are addressed in Section 1(b) of this letter below.

b. Substantial implementation of certain additional related party provisions suggested in the Proposal

The Proponent requests in its Proposal that shareholders urge the Board to include the following additional provisions in the Company's related party transactions policy. First, the policy should apply to "senior executives." Second, the policy should clarify (i) the circumstances under which the Conflicts Committee must approve transactions and (ii) the factors for determining whether a trustee has a "sufficiently material interest" in a transaction. Third, the policy should require annual disclosure to shareholders of certain matters relating to each transaction between the Company and a trustee or senior executive. The Company believes that these provisions have been substantially implemented under Rule 14a-8(i)(10), as noted below.

<u>Application of the policy to "senior executives."</u> As indicated above, the Code already applies to all officers of the Company. Accordingly, the Company believes that this portion of the Proposal has been substantially implemented under Rule 14a-8(i)(10).

<u>Clarification of (i) the circumstances under which the Conflicts Committee "must approve transactions" and (ii) the factors for determining "sufficiently material interest" in a transaction</u>. The Proposal requests that the Board "[c]larif[y] the circumstances under which the Conflicts Committee . . . must approve transactions ([noting that] the Bylaw [the Proponent is referring to the Former Conflicts Committee Bylaw with this reference] currently requires approval for transactions obligating EOPT in an amount <u>not greater than</u> $50,000,000) . . . [emphasis in Proposal]." The Proponent appears to be requesting that the Conflicts Committee have the authority to approve transactions with trustees in amounts greater than $50,000,000. In making this request, the Proponent appears to believe, incorrectly, that no approval is required for transactions involving amounts greater than $50,000,000. In contrast, the Conflicts Committee Resolution (and the Former Conflicts Committee Bylaws) prohibits the Conflicts Committee from approving a covered related party transaction with a trustee in an amount greater than $50,000,000 (but grants the Conflicts Committee the authority to consider and recommend the transaction to the Board). However, the disinterested members of the Board would still need to approve the transaction. In this regard, *all* covered related party transactions with a trustee would be subject to the approval of the Board or by the Conflicts Committee. With respect to transactions involving an amount not greater than $50,000,000, the Conflicts Committee can approve the related party transaction on its own. With respect to transactions involving an amount greater than $50,000,000, the Conflicts Committee can only consider the transaction and make a recommendation to the

Board. (The reason for the $50,000,000 transaction threshold is that the Board believes that transactions above that amount should be approved by disinterested trustees of the full Board, with the Conflicts Committee only having the delegated authority to approve on its own transactions in an amount of $50,000,000 or less.)

The authority of the Conflicts Committee is already clear from the Conflicts Committee Resolution. Accordingly, the Company believes that this aspect of the Proposal has been substantially implemented under Rule 14a-8(i)(10).

The Proposal further requests that the Board "[c]larify[y] . . . the factors relied upon in determining whether a trustee has a 'sufficiently material interest' in a transaction that his judgment would likely be impaired in voting on it, as provided in the Bylaws [the Proponent is again referring to the Former Conflicts Committee Bylaw] . . ." The Conflicts Committee Resolution (using the same language contained in the Former Conflicts Committee Bylaw) already clarifies the factor to be considered in determining whether a trustee has a "sufficiently material interest" that would require a transaction to be approved by the Conflicts Committee or the Board. For transactions not otherwise expressly covered by the Conflicts Committee Resolution (i.e., to which trustees or the enumerated affiliated persons or entities are not directly or indirectly parties to the transaction), the Conflicts Committee Resolution subjects transactions to approval where the trustee or the other enumerated affiliated persons or entities have "a sufficiently material beneficial interest that the interest might *reasonably* be expected to exert an influence on the Trustee's judgment if he were called upon to vote on the transaction . . . [emphasis added]" The "reasonable-person standard," which exists in numerous contexts, sets forth a definitive factor upon which the Conflicts Committee may decide whether an interest of a trustee in a transaction should require a vote of the Conflicts Committee on such transaction. Accordingly, since there already is a definitive factor for the determination of "sufficiently material interest," the requested clarification of this provision is not necessary. As such, the Company believes it also has been substantially implemented under Rule 14a-8(i)(10).

<u>Requested annual disclosure as to the approval by the Conflicts Committee of transactions between the Company and trustees and senior executives</u>. The Company provides disclosure in response to Item 404 of Regulation S-K in its annual meeting proxy statement with respect to transactions with its trustees and executive officers. Under Item 404(a), the Company is generally required to provide information as to any transaction or series of similar

transactions with a trustee or executive officer in which the amount involved exceeds $60,000 and the trustee or executive officer has a direct or indirect material interest. Certain business relationships of trustees are required to be disclosed under Item 404(b) and certain indebtedness of trustees and executive officers must be disclosed under Item 404(c). The Proposal requests that the Company present disclosure with respect to all transactions with trustees and executive officers, not only transactions required to be disclosed under Item 404. In addition, the Proposal requests that the Company make annual disclosure as to whether the Conflicts Committee approved each transaction with a trustee or executive officer, whether the Conflicts Committee (or the Board or management) determined if the transaction involves terms that are different from those that would be negotiated with clearly independent parties, the basis for such determinations (including fairness opinions and appraisals) and whether the transaction will be periodically reviewed (if it involves an ongoing relationship). These latter disclosures are not required under Item 404.

In its adopting release for Item 404, the Commission stressed the importance of having uniformity in related party disclosures. *See* Commission Release No. 33-6416, 34-18878. The Commission was also concerned that "overly detailed disclosure about relationships and transactions may result in truly significant relationships and transactions being obfuscated by less important information." *Id.* In addition to the Commission's concern about obfuscation of truly significant relationships and transactions with less important information, the Commission also considered reduction of registrant compliance burdens as a significant goal achieved by the adoption of Item 404, as noted below:

> The Commission believes that these proposals, if adopted, will maintain the quality of disclosure received by security holders and investors while reducing compliance burdens on registrants.

Id.

As indicated by the foregoing, Item 404 was carefully crafted by the Commission to elicit disclosure of relationships and transactions considered significant by the Commission, and also to reduce compliance burdens of registrants. In contrast, the disclosure suggested by the Proposal would entail disclosure of *every transaction with a trustee or senior officer of the Company (whether or not it was required to be disclosed under Commission rules and regulations and regardless of how immaterial the transaction may be).*

Rule 14a-8(i)(7) allows the Company to omit a shareholder proposal that relates to the ordinary business operations of the Company. The Proposal would result in shareholder involvement in disclosure decisions. In the Company's view, disclosure decisions of the type requested in the Proposal are properly left to the Company's board and management and not the Company's shareholders and, therefore, should be considered matters relating to the ordinary business operations of the Company. *See* Refac (March 27, 2002). The Company believes its position is consistent with the Commission's interpretation of Rule 14a-8(i)(7) set forth in Johnson Controls, Inc. (October 26, 1999). The proposal in Johnson Controls requested additional financial statement disclosure. The Staff concluded that there were sufficient grounds to exclude the proposal under Rule 14a-8(i)(7). The Staff announced, however, that it would no longer take a no-action position with respect to the omission of proposals "solely because they relate to the preparation and content of documents filed with or submitted to the Commission." Instead, the Staff would consider "whether the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business." *See, e.g.,* Refac (March 27, 2002) (proposal to amend and improve corporate disclosure practices excluded per Rule 14a-8(i)(7)); Intel Corporation (February 27, 2001) (proposal to modify balance sheet disclosure with respect to stock options excluded per Rule 14a-8(i)(7)); Willamette Industries (March 20, 2001) (proposal to create board committee to prepare report to shareholders on company's environmental problems and efforts to resolve them excluded per Rule 14a-8(i)(7)); Second Bancorp Incorporated (February 16, 2001) (proposal for company to prepare annual evaluation of whether to remain independent or merge excluded per Rule 14a-8(i)(7)). As noted above, the Company believes that disclosure decisions of the type requested in the Proposal are properly left to the Company's board and management and not the Company's shareholders. In light of the existing extensive proxy statement disclosure requirements for related party transactions under Item 404, the Company also does not believe that the Proposal raises policy issues so significant that it would be appropriate for a shareholder vote.

2. *The Proposal could lead to a violation of law – Rule 14a-8(i)(10)*

As noted above, the Proposal requests disclosure of *every transaction with a trustee or senior officer of the Company (whether or not it was required to be disclosed under Commission rules and regulations and regardless of how immaterial the transaction may be).* Also as noted above, in adopting Item 404 the Commission was concerned that "overly detailed disclosure about relationships and transactions may result in truly significant relationships and transactions being obfuscated by less important information." *See* Commission Release No. 33-6416, 34-18878.

The Company believes that if the Proposal were adopted and the Company added the requested disclosures to its proxy materials, there is the prospect of "truly significant relationships and transactions being obfuscated by less important information." In addition, the Company's related party disclosures would no longer be comparable to the related party disclosures of other companies. For these reasons, the Company belives that the disclosure requested by the Proposal could effectively thwart the disclosure required by Item 404. As a result, the Company believes that compliance with the Proposal could lead to a violation of the federal securities laws.

3. Reservation – Procedural Basis for Exclusion

The Company received the Proposal on December 27, 2002. On January 7, 2003, the Company sent to the Proponent a letter notifying the Proponent that its Proposal was not accompanied by the requisite proof of ownership pursuant to Rule 14a-8(b). A copy of such letter is attached hereto at Annex D. If the Proponent fails to provide the requisite proof of ownership pursuant in accordance with the timeframe set forth in Rule 14a-8(f), the Company reserves the right to send a supplemental letter to the Staff asserting such failure to furnish requisite proof of ownership pursuant to Rule 14a-8(b) as an additional basis for exclusion of the Proposal.

C. Conclusion

Based on the foregoing analysis, we respectfully request that the Staff issue a letter indicating that it will not recommend enforcement action to the Commission if the Company omits the Proposal from its Proxy Materials.

Should the Staff disagree with the Company's conclusions regarding the omission of the Proposal from the Proxy Materials, or should any additional material be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

If you have any questions concerning the subject matter of this letter, please do not hesitate to call the undersigned or Tom Morey of our office at (202) 637-6868.

Thank you for your prompt attention to this matter.

Sincerely yours,

George P. Barsness

Enclosures

cc: Stanley M. Stevens
Equity Office Properties Trust

Service Employees International Union

Annex A

SEIU
Stronger Together

FAX

To: Stanley M. Stevens Fax: 312-559-5021

From: Jim Blau Phone: 202-898-3294

Re: Shareholder Proposal

Date: 12/27/02

Pages: 4

ANDREW L. STERN
International President

ANNA BURGER
International Secretary-Treasurer

PATRICIA ANN FORD
Executive Vice President

ELISEO MEDINA
Executive Vice President

TOM WOODRUFF
Executive Vice President

SERVICE EMPLOYEES
INTERNATIONAL UNION
AFL-CIO, CLC

1313 L Street, N.W.
Washington, D.C. 20005

202.898.3200
TDD: 202.898.3481
www.SEIU.org

8105-1000

SEIU
Stronger Together

December 26, 2002

Mr. Stanley M. Stevens
Chief Legal Counsel & Secretary
Equity Office Properties Trust
Two North Riverside Plaza
Suite 2200
Chicago, IL 60606

Dear Mr. Stevens:

On behalf of the Service Employees International Union ("SEIU"), I write to give notice that, pursuant to the 2002 proxy statement of Equity Office Properties Trust (the "Company"), SEIU intends to present the attached proposal (the "Proposal") at the 2003 annual meeting of shareholders (the "Annual Meeting"). SEIU requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. SEIU has owned the requisite number of Equity shares for the requisite time period. SEIU intends to hold these shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that SEIU or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that SEIU has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Steve Abrecht at (202) 639-7612.

Sincerely,

Anna Burger
International Secretary-Treasurer

SA:tm

OPEIU #2
AFL-CIO, CLC

Enclosure://1

ANDREW L. STERN
International President

ANNA BURGER
International Secretary-Treasurer

PATRICIA ANN FORD
Executive Vice President

ELISEO MEDINA
Executive Vice President

TOM WOODRUFF
Executive Vice President

SERVICE EMPLOYEES
INTERNATIONAL UNION
AFL-CIO, CLC

1313 L Street, N.W.
Washington, D.C. 20005

202.898.3200
TDD: 202.898.3481
www.SEIU.org

8105-100C

RESOLVED, that shareholders of Equity Office Properties Trust ("EOPT") urge the Board of Directors to implement a comprehensive policy governing related party transactions that includes the following provisions, in addition to those in Article IV, section 8(a) of EOPT's bylaws (the "Bylaw"):

1. Applies to EOPT senior executives;

2. Clarifies the circumstances under which the Conflicts Committee (the "Committee") must approve transactions (the Bylaw currently requires approval for transactions obligating EOPT in an amount not greater than $50,000,000) and the factors relied upon in determining whether a trustee has a "sufficiently material interest" in a transaction that his judgment would likely be impaired in voting on it, as provided in the Bylaw;

3. Requires annual disclosure in a report to shareholders of the following information regarding each transaction between EOPT and any senior executive or trustee:

a. Whether the Committee considered or approved it;

b. Whether the Committee or, if the Committee did not consider the transaction, the Board or EOPT's management, determined whether the transaction involves terms different from those that would likely be negotiated with clearly independent parties;

c. The basis on which any determination described in subpart 3(b) was made; if a fairness opinion or similar appraisal was relied upon, a brief description of the valuation methodology should be provided;

d. If a transaction involves an ongoing relationship, whether the Committee or any other entity will periodically review the relationship to determine whether it is still in the best interest of EOPT and how often review will occur.

SUPPORTING STATEMENT

Related party transactions—transactions between a company and its insiders—create a risk that the insiders may benefit themselves at the company's expense by causing the company to engage in transactions that are not on arm's length terms. They may also inflate earnings or distort financial results. (See AICPA Practice Alert 95-3) A recent report by The Corporate Library highlighted the governance risks of such transactions, stating that they "demonstrate at best insensitivity to the importance of objective, independent oversight from directors and at worst, a blurring of the lines between personal and corporate assets that makes effective oversight impossible."

EOPT has engaged in numerous related party transactions in recent years. For example, an EOPT subsidiary provided consulting services to an entity affiliated with

EOPT chairman Sam Zell. EOPT has entered into several leasing arrangements with entities controlled by or affiliated with EOPT trustees. EOPT invested in an entity in which affiliates of Mr. Zell hold more than a 10% interest, then consented to a modification of the terms of the securities EOPT received in the transaction.

Shareholders cannot tell from the bulk of EOPT's related party transaction disclosures whether the transactions were evaluated to ensure they were in EOPT's best interest and on arm's length terms. We believe that shareholders should receive such information, which will assist them in monitoring EOPT's board and management. We also believe it is appropriate for EOPT's policy to apply to senior executives as well as trustees.

Annex B

Section 8. CONFLICTS COMMITTEE.

(a) The Conflicts Committee shall be composed of not less than three (3) members, all of whom shall be Independent Trustees. The chair and other members of the Conflicts Committee shall be appointed by the Board of Trustees, with the affirmative vote of at least a majority of the Independent Trustees.

(b) The Conflicts Committee shall have the power to consider and, in each case where the transaction obligates or is expected to obligate the Trust in an amount not greater than Fifty Million Dollars ($50,000,000), to approve, in the name and on behalf of the Trust (including, without limitation, in the name and on behalf of EOP Operating Limited Partnership, in the Trust's capacity as its general partner, as applicable), any transaction in which the Trust is or is proposed to be a party and as to which any Trustee knows at the time of commitment that any of the following persons either is or is entitled to be a party, whether directly or indirectly, to the transaction or has a sufficiently material beneficial interest that the interest might reasonably be expected to exert an influence on the Trustee's judgment if he were called upon to vote on the transaction: (a) any Trustee or any Related Person of any Trustee; (b) any person (other than the Trust) of which the Trustee is the owner of more than 5% of any class of equity securities or is a director, trustee, general partner, agent or employee; (c) any person that controls one or more of the persons specified in clause (b) or a person that is controlled by, or is under common control with, one or more of the persons specified in clause (b); or (d) an individual who is a general partner, principal or employer of the Trustee.

(c) Any Trustee who knows of a transaction covered by Section 8(b) shall immediately notify and provide all material information about the transaction to the Conflicts Committee, which shall thereafter promptly consider the transaction. The Board of Trustees, any Trustee or any officer of the Trust may notify the Conflicts Committee about any transaction that it has reason to believe is covered by Section 8(b) and, upon request, such Trustee shall provide to the Conflicts Committee all relevant information known or in the control of the referring person. Upon receipt of notice pursuant to this paragraph, the Conflicts Committee shall notify the Chairman of the Board and the Secretary of the Trust in order that the Board of Trustees which, absent the Board's determination that such notice was improper, shall take no further action with respect to the transaction unless and until approved, ratified or recommended to the Board by the Conflicts Committee. The Trust shall not enter into such transaction without the approval, ratification or recommendation of the Conflicts Committee acting by unanimous written consent or by the affirmative vote of a majority of its members present and voting at any meeting thereof (excluding any members disqualified pursuant to Section 8(d)). Nothing in this Section 8 shall require approval of fees or other compensation to Independent Trustees for their service as Trustees.

(d) Any member of the Conflicts Committee who is a party to or who has an interest in the transaction of the type described in Section 8(b) shall take no part in the deliberations of the Conflicts Committee on the transaction.

(e) For purposes of this Section 8, the following terms shall have the followings meanings:

"Affiliate" means a person or entity that directly or indirectly controls, or is controlled by, or is under common control with, a specified person or entity.

"Control", including the terms "controlling" or "under common control with," means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether by ownership of voting securities, by contract or otherwise. The beneficial ownership of ten percent or more of securities entitled to be voted generally in the election of directors creates a presumption of control.

"Independent Trustee" shall mean a Trustee who is not an officer, employee or agent of the Trust or an Affiliate of the Trust. For these purposes, Equity Group Investments, L.L.C. and its Affiliates shall be deemed to be Affiliates of the Trust until such time, if any, as the Board shall determine otherwise.

"Time of commitment" as to a transaction means the time when the transaction is consummated or, if made pursuant to contract, the time when the Trust becomes contractually obligated so that its unilateral withdrawal from the transaction would entail significant loss, liability or other damage.

"Related Person" of a Trustee means (a) the spouse (or a parent or sibling thereof) of the Trustee, or a child, grandchild, sibling, parent (or spouse of any thereof) of the Trustee, or an individual sharing the same residence as the Trustee, or a trust or estate of which a Trustee or an individual specified in this definition is a substantial beneficiary or (b) a trust, estate, incompetent, conservatee or minor of which the Trustee is a fiduciary.

Annex C

Conflicts Committee

The Conflicts Committee shall have the power and authority of the Board of Trustees to consider and, in each case where the transaction obligates or is expected to obligate the Trust in an amount not greater than $50,000,000, to approve, in the name and on behalf of the Trust (including, without limitation, in the name and on behalf of EOP Partnership, in the Trust's capacity as its general partner, as applicable), any transaction in which the Trust is or is proposed to be a party, either directly or indirectly, and as to which any Trustee knows at the time of commitment that any of the following persons or entities either is or is entitled to be a party, whether directly or indirectly, to the transaction or has a sufficiently material beneficial interest that the interest might reasonably be expected to exert an influence on the Trustee's judgment if he were called upon to vote on the transaction: (a) any Trustee or any Related Person of any Trustee; (b) any person or entity (other than the Trust) of which the Trustee or any Related Person of any Trustee is the owner of more than 5% of any class of equity securities or is a director, trustee, general partner, agent, officer or employee; (c) any person or entity that controls one or more of the persons specified in clause (b) or a person or entity that is controlled by, or is under common control with, one or more of the persons or entities specified in clause (b); or (d) an individual who is a general partner, principal or employer of the Trustee.

Any Trustee who knows of a transaction covered by the foregoing shall immediately notify and provide all material information about the transaction known to the Trustee to the Conflicts Committee, which shall thereafter promptly consider the transaction. The Board of Trustees, any Trustee or any officer of the Trust may notify the Conflicts Committee about any transaction that it has reason to believe is covered by the foregoing and, upon request, such Trustee shall provide to the Conflicts Committee all relevant information known or in the control of the referring person. Upon receipt of such notice, the Conflicts Committee shall notify the Chairman of the Board and the Secretary of the Trust in order that the Board of Trustees which, absent the Board's determination that such notice was improper, shall take no further action with respect to the transaction unless and until approved, ratified or recommended to the Board by the Conflicts Committee. The Trust shall not enter into such transaction without the approval, ratification or recommendation of the Conflicts Committee acting by unanimous written consent or by the affirmative vote of a majority of its members present and voting at any meeting thereof (excluding any members disqualified pursuant to the immediately succeeding paragraph). Nothing herein shall require approval by the Conflicts Committee of fees or other compensation to Trustees for their service as Trustees.

Any member of the Conflicts Committee who is a party to or who has an interest in the transaction of the type described above shall take no part in the deliberations of the Conflicts Committee on the transaction.

For purposes of the foregoing, the following terms shall have the following meanings:

"Affiliate" means a person or entity that directly or indirectly controls, or is controlled by, or is under common control with, a specified person or entity.

"Control", including the terms "controlling" or "under common control with," means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether by ownership of voting securities, by contract or otherwise. The beneficial ownership of ten percent or more of securities entitled to be voted generally in the election of directors creates a presumption of control.

"Time of commitment" as to a transaction means the time when the transaction is consummated or, if made pursuant to contract, the time when the Trust becomes contractually obligated so that its unilateral withdrawal from the transaction would entail significant loss, liability or other damage.

"Related Person" of a Trustee means (a) the spouse (or a parent or sibling thereof) of the Trustee, or a child, grandchild, sibling, parent (or spouse of any thereof) of the Trustee, or an individual sharing the same residence as the Trustee, or a trust or estate of which a Trustee or an individual specified in this definition is a substantial beneficiary or (b) a trust, estate, incompetent, conservatee or minor of which the Trustee is a fiduciary.

Annex D

Equity Office

STANLEY M. STEVENS

Writer's Direct Dial Number
312.466.3362

Writer's E-Mail Address
stan_stevens@equityoffice.com

Writer's Direct Fax Number
312.559.5021

January 7, 2003

BY FEDERAL EXPRESS

Mr. Steve Albrecht
Service Employees International Union
AFL-CIO, CLC
1313 L Street, N.W.
Washington, D.C. 20005

Dear Mr. Albrecht:

On December 27, 2002, we received your letter, dated December 26, 2002, containing a shareholder proposal (the "Proposal") submitted for inclusion in the 2003 annual meeting proxy statement of Equity Office Properties Trust (the "Company").

Pursuant to Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, the Service Employees International Union ("SEIU"), in connection with the Proposal, is required to present the Company with proof of SEIU's ownership of common shares of the Company. Your letter states that SEIU "has owned the requisite number of Equity shares for the requisite time period." However, the Company has not received proof of SEIU's ownership of common shares of the Company, as contemplated by Rule 14a-8(b).

We note that SEIU is not a holder of record of the Company's common shares. If SEIU is the beneficial owner of the Company's common shares, Rule 14a-8(b)(2) requires proof of ownership in one of two ways: (1) by submitting a written statement from the record owner of the securities (usually a broker or bank) verifying that, at the time the Proposal was submitted, SEIU held the securities for at least one year or (2) if SEIU has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to these documents or updated forms, reflecting SEIU's ownership of the securities as of or before the date on which the one-year eligibility period begins, by submitting certain documents described in Rule 14a-8(b)(2)(ii).

Equity Office Properties Trust
Two North Riverside Plaza • Suite 2100 • Chicago, Illinois 60606 • Phone: 312.466.3300 • Fax: 312.454.0332 • http://www.equityoffice.com

Pursuant to Rule 14a-8(f), a response furnishing the required proof of ownership must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. Failure to submit such proof within that time period will entitle the Company to exclude the Proposal from its 2003 annual meeting proxy statement.

Sincerely,

EQUITY OFFICE PROPERTIES TRUST

Stanley M. Stevens

Stanley M. Stevens
Executive Vice President,
Chief Legal Counsel and Secretary

HOGAN & HARTSON
L.L.P.

RECEIVED
2003 FEB 19 PM

GEORGE P. BARSNESS
PARTNER
(202) 637-5788
GPBARSNESS@HHLAW.COM

COLUMBIA SQUARE
555 THIRTEENTH STREET, NW
WASHINGTON, DC 20004-1109
TEL (202) 637-5600
FAX (202) 637-5910

February 10, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Division of Corporation Finance
Office of Chief Counsel

Re: Shareholder Proposal of the Service Employees International Union (supplement to No-Action Request Letter submitted to the Staff on January 17, 2003)

Ladies and Gentlemen:

We refer to our letter (the "No-Action Request Letter") submitted to the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") on January 17, 2003 relating to the shareholder proposal (the "Proposal") submitted by the Service Employees International Union (the "Proponent") to our client, Equity Office Properties Trust, a Maryland real estate investment trust (the "Company"). On behalf of the Company, we are writing, pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff concur with the Company's view that, *in addition to the bases for exclusion under Rule 14a-8(i)(10) and Rule 14a-8(i)(2) set forth in the No-Action Request Letter*, the Proposal may also be properly omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2003 annual meeting of shareholders (the "Annual Meeting") under Rule 14a-8(b). *Accordingly, as contemplated by Part B(3) of the No-Action Request Letter, this letter supplements the No-Action Request Letter.*

Pursuant to Rule 14a-8(j)(2), we are enclosing six copies of this letter and the No-Action Request Letter, which sets forth the text of the Proposal. In accordance with Rule 14a-8(j)(1), a copy of this submission is being sent simultaneously to the Proponent. We have been advised by the Company as to the factual matters set forth herein.

A. The Proposal is Excludable Because the Proponent Has Not Provided Satisfactory Proof of Ownership under Rule 14a-8(b)

The Company received the Proposal on December 27, 2002. On January 7, 2003, the Company sent to the Proponent a letter notifying the Proponent that its Proposal was not accompanied by the requisite proof of ownership pursuant to Rule 14a-8(b). A copy of such letter is attached hereto at Annex A. On January 22, 2003, the Company received from the Proponent a letter from Fidelity Investments, a copy of which is attached hereto at Annex B (the "Fidelity Letter"). The Fidelity Letter states that the Company's common shares purportedly benefically owned by the Proponent are "held of record by Fidelity Investments through its agent National Financial Services."

The Fidelity Letter does not satisfy the proof of ownership requirements under Rule 14a-8(b) because it is not from National Financial Services, which appears to be the record holder of the Company's common shares beneficially owned by the Proponent. Rule 14a-8(b)(2)(i) specifically contemplates that proof of ownership be obtained from the record holder, as indicated in the following language:

> . . . you must *prove your eligibility to the company* in one of two ways:
>
> (i) The first way is to submit to the company a written statement from *the "record" holder of your securities* (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. (Emphasis added.)

The Staff has further elaborated upon the requirement that proof of ownership be confirmed specifically by the record holder (as opposed to any other financial industry participant). In Staff Legal Bulletin No. 14 (Part C(1)(c)(1)), the Staff provides the following question-and-answer guidance:

> **Does a written statement from the shareholder's investment adviser verify that the shareholder held the securities continuously for at least one year**

> **before submitting the proposal demonstrate sufficiently continuous ownership of the securities?**
>
> The written statement must be from *the record holder of the shareholder's securities,* which is usually a broker or a bank. Therefore, *unless the investment adviser is also the record holder*, the statement would be insufficient under the rule. (Emphasis added.)

We believe the foregoing authority clearly establishes that any statement regarding proof of ownership under Rule 14a-8(b) is deficient unless the statement is from the record holder of the shares. For this reason, we submit that the Fidelity Letter does not satisfy the proof of ownership requirements under Rule 14a-8(b)(2)(i).

We further note that Rule 14a-8(b)(2)(i) contemplates that the Proponent must "prove" its eligibility to the company. In the Company's view, the Fidelity Letter does not prove the Proponent's eligibility. Instead, it requires that the Company verify that National Financial Services acts as the agent of Fidelity Investments. The Company is not in a position to verify whether National Financial Services is actually the agent of Fidelity Investments. Requiring the Company to conduct the investigation necessary to verify National Financial Services' agent status would be contrary to the purpose of Rule 14a-8(b)(2)(i), which places the burden on the proponent to verify ownership of securities held beneficially by providing proof of ownership from the record holder of the shares.

B. Conclusion

Based on the foregoing analysis and the analysis under Rule 14a-8(i)(10) and Rule 14a-8(i)(2) contained in the No-Action Request Letter, we again respectfully request that the Staff issue a letter indicating that it will not recommend enforcement action to the Commission if the Company omits the Proposal from its Proxy Materials.

Should the Staff disagree with the Company's conclusions regarding the omission of the Proposal from the Proxy Materials, or should any additional material be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

If you have any questions concerning the subject matter of this letter, please do not hesitate to call the undersigned or Tom Morey of our office at (202) 637-6868.

Thank you for your prompt attention to this matter.

Sincerely yours,

George P. Barsness

Enclosures

cc: Stanley M. Stevens
Equity Office Properties Trust

Service Employees International Union

ANNEX A

HOGAN & HARTSON
L.L.P.

GEORGE P. BARSNESS
PARTNER
(202) 637-5788
GPBARSNESS@HHLAW.COM

COLUMBIA SQUARE
555 THIRTEENTH STREET, NW
WASHINGTON, DC 20004-1109
TEL (202) 637-5600
FAX (202) 637-5910

January 17, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Division of Corporation Finance
Office of Chief Counsel

RECD S.E.C.
JAN 17 2003
1086

Re: Shareholder Proposal of the Service Employees International Union

Ladies and Gentlemen:

On behalf of our client, Equity Office Properties Trust, a Maryland real estate investment trust (the "Company"), we are writing, pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal (the "Proposal") submitted by the Service Employees International Union (the "Proponent") may be properly omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2003 annual meeting of shareholders (the "Annual Meeting").

Pursuant to Rule 14a-8(j)(2), we are enclosing six copies of this letter and the Proposal with the accompanying supporting statement attached hereto as Annex A. In accordance with Rule 14a-8(j)(1), a copy of this submission is being sent simultaneously to the Proponent. We have been advised by the Company as to the factual matters set forth herein.

RECEIVED
JAN 17 ...

A. The Proposal

The text of the Proposal is as follows:

"RESOLVED, that shareholders of Equity Office Properties Trust ("EOPT") urge the Board of Directors to implement a comprehensive policy governing related party transactions that includes the following provisions, in addition to those in Article IV, section 8(a) of EOPT's bylaws (the "Bylaws"):

1. Applies to EOPT senior executives;

2. Clarifies the circumstances under which the Conflicts Committee (the "Committee") must approve transactions (the Bylaw currently requires approval for transactions obligating EOPT in an amount not greater than $50,000,000) and the factors relied upon in determining whether a trustee has a "sufficiently material interest" in a transaction that his judgment would likely be impaired in voting on it, as provided in the Bylaw;

3. Requires annual disclosure in a report to shareholders of the following information regarding each transaction between EOPT and any senior executive or trustee:

a. Whether the Committee considered or approved it;

b. Whether the Committee or, if the Committee did not consider the transaction, the Board or EOPT's management, determined whether the transaction involves terms different from those that would likely be negotiated with clearly independent parties;

c. The basis on which any determination described in subpart 3(b) was made; if a fairness opinion or similar appraisal was relied upon, a brief description of the valuation methodology should be provided;

d. If a transaction involves an ongoing relationship, whether the Committee or any other entity will periodically review the relationship to determine whether it is still in the best interest of EOPT and how often review will occur."

B. Bases for Excluding the Proposal

For the reasons set forth below, we respectfully request that the Staff concur with the Company's view that the Proposal is properly excludable from the Proxy Materials.

1. The Proposal has been substantially implemented – Rule 14a-8(i)(10)

a. <u>Substantial implementation of "comprehensive policy regarding related party transactions"</u>

The first component of the Proposal urges the Board of Trustees of the Company (the "Board") to implement a comprehensive policy governing related party transactions that applies to trustees and senior executives.

The Board has already adopted such a policy. In September 1998, the Board of Trustees adopted a comprehensive Compliance Code for Business Conduct and Ethics (the "Code") that applies to <u>all</u> trustees, officers and other employees of the Trust. Among the Standards of Business Conduct and Ethics included in the Code are provisions dealing with potential conflicts of interest by trustees, officers and employees of the Trust, including the following:

> It is considered to be in conflict with Equity Office's interest and this Code:
>
> . . .
>
> For an employee [which is defined in the Code to include officers and trustees] or member of his or her immediate family to buy, sell or lease any kind of property, facility or equipment from or to Equity Office . . . without disclosing and obtaining permission from his or her immediate supervisor for such conduct."

Under the Code, a senior executive would need to obtain the approval of his or her immediate supervisor before engaging in a covered transaction. With respect to trustees, from May 1998 when the Conflicts Committee of the Board (the "Conflicts Committee") was first established until May 2002, the consideration and approval of related party transactions with trustees was governed by Article IV, Section 8 of the Company's bylaws (the "Former Conflicts Committee Bylaw"), a copy of which is attached as Annex B hereto. In May 2002, consistent with the approach of the New York Stock Exchange (the "NYSE") to audit committee charters, the Company's bylaws were amended by the Board to delete the Former Conflicts Committee Bylaw (along with the assigned duties and responsibilities of other Board committees that were previously contained in the Company's bylaws) for the purpose of codifying the duties and responsibilities of each Board committee in separate committee charters. Concurrently with the May 2002 amendments, the Company re-codified the same authority of the Conflicts Committee that was contained in the Former Conflicts Committee Bylaw in a Board resolution (the "Conflicts Committee Resolution"), a copy of which is attached hereto as Annex C.

As reflected in both the Former Conflicts Committee Bylaw and the Conflicts Committee Resolution, the Conflicts Committee has the power and authority of the Board to consider and, in each case where the transaction obligates or is expected to obligate the Company in an amount not greater than $50,000,000, to approve, in the name and on behalf of the Company, any transaction in which the Company is or is proposed to be a party, either directly or indirectly, and as to which any trustee knows at the time of commitment that any of the following persons or entities either is or is entitled to be a party, whether directly or indirectly, to the transaction or has a sufficiently material beneficial interest that the interest might reasonably be expected to exert an influence on the trustee's judgment if he were called upon to vote on the transaction: (i) any trustee or any Related Person (as defined therein) of any trustee; (ii) any person or entity (other than the Company) of which the trustee or any Related Person of any trustee is the owner of more than 5% of any class of equity securities or is a director, trustee, general partner, agent, officer or employee; (iii) any person or entity that controls one or more of the persons specified in clause (ii) or a person or entity that is controlled by, or is under common control with, one or more of the persons or entities specified in clause (ii); or (iv) an individual who is a general partner, principal or employer of the trustee. With respect to related party transactions with trustees in amounts greater than $50,000,000, under the Former Conflicts Committee Bylaw and the Conflicts Committee Resolution, the Conflicts Committee may only consider and make recommendations to the Board with respect to the transaction. The disinterested members of the full Board would nonetheless need to take action with respect to the transaction. Thus, *all* related party transactions with trustees covered by the language of the Conflicts Committee Resolution (and previously the language of the Former Conflicts Committee Bylaw) would be subject to the approval of the Conflicts Committee or the Board. With respect to transactions involving an amount not greater than $50,000,000, the Conflicts Committee can consider and approve the transaction on its own. With respect to transactions involving an amount greater than $50,000,000, the Conflicts Committee has the authority only to consider the transaction and make recommendations to the Board with respect to the transaction.

The Proponent has asked for a shareholder vote urging the Board to implement a comprehensive related party transactions policy. The Company believes it already has such a policy in place. In accordance with the requirements of the Sarbanes-Oxley Act of 2002 and the proposed corporate governance rules of the NYSE, the Company also is in the process of updating and revising its Code and Board committee charters and intends to post the revised versions once approved by the Board on the Company's web site in mid-February 2003.

For these reasons, the Company believes that the aspect of the Proposal suggesting that the Company adopt a comprehensive related party transaction policy has been substantially implemented under Rule 14a-8(i)(10). We note in this regard that Rule 14a-8(i)(10) permits the omission of a shareholder proposal if "the company has already implemented the proposal." The "substantially implemented" standard replaced the predecessor rule allowing omission of a proposal that was "moot," and reflects the Commission's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. *See* Commission Release No. 34-30091 (August 16, 1983); Masco Corp. (March 29, 1999); BankAmerica Corp. (February 10, 1997). In light of these precedents, the Company believes it already has substantially implemented the Proposal under Rule 14a-8(i)(10).

The additional provisions suggested by the Proponent in its Proposal for the Company's related party transactions policy are addressed in Section 1(b) of this letter below.

b. Substantial implementation of certain additional related party provisions suggested in the Proposal

The Proponent requests in its Proposal that shareholders urge the Board to include the following additional provisions in the Company's related party transactions policy. First, the policy should apply to "senior executives." Second, the policy should clarify (i) the circumstances under which the Conflicts Committee must approve transactions and (ii) the factors for determining whether a trustee has a "sufficiently material interest" in a transaction. Third, the policy should require annual disclosure to shareholders of certain matters relating to each transaction between the Company and a trustee or senior executive. The Company believes that these provisions have been substantially implemented under Rule 14a-8(i)(10), as noted below.

Application of the policy to "senior executives." As indicated above, the Code already applies to all officers of the Company. Accordingly, the Company believes that this portion of the Proposal has been substantially implemented under Rule 14a-8(i)(10).

Clarification of (i) the circumstances under which the Conflicts Committee "must approve transactions" and (ii) the factors for determining "sufficiently material interest" in a transaction. The Proposal requests that the Board "[c]larif[y] the circumstances under which the Conflicts Committee . . . must approve transactions ([noting that] the Bylaw [the Proponent is referring to the Former Conflicts Committee Bylaw with this reference] currently requires approval for transactions obligating EOPT in an amount not greater than $50,000,000) . . . [emphasis in Proposal]." The Proponent appears to be requesting that the Conflicts Committee have the authority to approve transactions with trustees in amounts greater than $50,000,000. In making this request, the Proponent appears to believe, incorrectly, that no approval is required for transactions involving amounts greater than $50,000,000. In contrast, the Conflicts Committee Resolution (and the Former Conflicts Committee Bylaws) prohibits the Conflicts Committee from approving a covered related party transaction with a trustee in an amount greater than $50,000,000 (but grants the Conflicts Committee the authority to consider and recommend the transaction to the Board). However, the disinterested members of the Board would still need to approve the transaction. In this regard, *all* covered related party transactions with a trustee would be subject to the approval of the Board or by the Conflicts Committee. With respect to transactions involving an amount not greater than $50,000,000, the Conflicts Committee can approve the related party transaction on its own. With respect to transactions involving an amount greater than $50,000,000, the Conflicts Committee can only consider the transaction and make a recommendation to the

Board. (The reason for the $50,000,000 transaction threshold is that the Board believes that transactions above that amount should be approved by disinterested trustees of the full Board, with the Conflicts Committee only having the delegated authority to approve on its own transactions in an amount of $50,000,000 or less.)

The authority of the Conflicts Committee is already clear from the Conflicts Committee Resolution. Accordingly, the Company believes that this aspect of the Proposal has been substantially implemented under Rule 14a-8(i)(10).

The Proposal further requests that the Board "[c]larify[y] . . . the factors relied upon in determining whether a trustee has a 'sufficiently material interest' in a transaction that his judgment would likely be impaired in voting on it, as provided in the Bylaws [the Proponent is again referring to the Former Conflicts Committee Bylaw] . . ." The Conflicts Committee Resolution (using the same language contained in the Former Conflicts Committee Bylaw) already clarifies the factor to be considered in determining whether a trustee has a "sufficiently material interest" that would require a transaction to be approved by the Conflicts Committee or the Board. For transactions not otherwise expressly covered by the Conflicts Committee Resolution (i.e., to which trustees or the enumerated affiliated persons or entities are not directly or indirectly parties to the transaction), the Conflicts Committee Resolution subjects transactions to approval where the trustee or the other enumerated affiliated persons or entities have "a sufficiently material beneficial interest that the interest might *reasonably* be expected to exert an influence on the Trustee's judgment if he were called upon to vote on the transaction . . . [emphasis added]" The "reasonable-person standard," which exists in numerous contexts, sets forth a definitive factor upon which the Conflicts Committee may decide whether an interest of a trustee in a transaction should require a vote of the Conflicts Committee on such transaction. Accordingly, since there already is a definitive factor for the determination of "sufficiently material interest," the requested clarification of this provision is not necessary. As such, the Company believes it also has been substantially implemented under Rule 14a-8(i)(10).

<u>Requested annual disclosure as to the approval by the Conflicts Committee of transactions between the Company and trustees and senior executives</u>. The Company provides disclosure in response to Item 404 of Regulation S-K in its annual meeting proxy statement with respect to transactions with its trustees and executive officers. Under Item 404(a), the Company is generally required to provide information as to any transaction or series of similar

transactions with a trustee or executive officer in which the amount involved exceeds $60,000 and the trustee or executive officer has a direct or indirect material interest. Certain business relationships of trustees are required to be disclosed under Item 404(b) and certain indebtedness of trustees and executive officers must be disclosed under Item 404(c). The Proposal requests that the Company present disclosure with respect to all transactions with trustees and executive officers, not only transactions required to be disclosed under Item 404. In addition, the Proposal requests that the Company make annual disclosure as to whether the Conflicts Committee approved each transaction with a trustee or executive officer, whether the Conflicts Committee (or the Board or management) determined if the transaction involves terms that are different from those that would be negotiated with clearly independent parties, the basis for such determinations (including fairness opinions and appraisals) and whether the transaction will be periodically reviewed (if it involves an ongoing relationship). These latter disclosures are not required under Item 404.

In its adopting release for Item 404, the Commission stressed the importance of having uniformity in related party disclosures. *See* Commission Release No. 33-6416, 34-18878. The Commission was also concerned that "overly detailed disclosure about relationships and transactions may result in truly significant relationships and transactions being obfuscated by less important information." *Id.* In addition to the Commission's concern about obfuscation of truly significant relationships and transactions with less important information, the Commission also considered reduction of registrant compliance burdens as a significant goal achieved by the adoption of Item 404, as noted below:

> The Commission believes that these proposals, if adopted, will maintain the quality of disclosure received by security holders and investors while reducing compliance burdens on registrants.

Id.

As indicated by the foregoing, Item 404 was carefully crafted by the Commission to elicit disclosure of relationships and transactions considered significant by the Commission, and also to reduce compliance burdens of registrants. In contrast, the disclosure suggested by the Proposal would entail disclosure of *every transaction with a trustee or senior officer of the Company (whether or not it was required to be disclosed under Commission rules and regulations and regardless of how immaterial the transaction may be).*

Rule 14a-8(i)(7) allows the Company to omit a shareholder proposal that relates to the ordinary business operations of the Company. The Proposal would result in shareholder involvement in disclosure decisions. In the Company's view, disclosure decisions of the type requested in the Proposal are properly left to the Company's board and management and not the Company's shareholders and. therefore, should be considered matters relating to the ordinary business operations of the Company. *See* Refac (March 27, 2002). The Company believes its position is consistent with the Commission's interpretation of Rule 14a-8(i)(7) set forth in Johnson Controls, Inc. (October 26, 1999). The proposal in Johnson Controls requested additional financial statement disclosure. The Staff concluded that there were sufficient grounds to exclude the proposal under Rule 14a-8(i)(7). The Staff announced, however, that it would no longer take a no-action position with respect to the omission of proposals "solely because they relate to the preparation and content of documents filed with or submitted to the Commission." Instead, the Staff would consider "whether the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business." *See, e.g.,* Refac (March 27, 2002) (proposal to amend and improve corporate disclosure practices excluded per Rule 14a-8(i)(7)); Intel Corporation (February 27, 2001) (proposal to modify balance sheet disclosure with respect to stock options excluded per Rule 14a-8(i)(7)); Willamette Industries (March 20, 2001) (proposal to create board committee to prepare report to shareholders on company's environmental problems and efforts to resolve them excluded per Rule 14a-8(i)(7)); Second Bancorp Incorporated (February 16, 2001) (proposal for company to prepare annual evaluation of whether to remain independent or merge excluded per Rule 14a-8(i)(7)). As noted above, the Company believes that disclosure decisions of the type requested in the Proposal are properly left to the Company's board and management and not the Company's shareholders. In light of the existing extensive proxy statement disclosure requirements for related party transactions under Item 404, the Company also does not believe that the Proposal raises policy issues so significant that it would be appropriate for a shareholder vote.

2. *The Proposal could lead to a violation of law – Rule 14a-8(i)(10)*

As noted above, the Proposal requests disclosure of *every transaction with a trustee or senior officer of the Company (whether or not it was required to be disclosed under Commission rules and regulations and regardless of how immaterial the transaction may be).* Also as noted above, in adopting Item 404 the Commission was concerned that "overly detailed disclosure about relationships and transactions may result in truly significant relationships and transactions being obfuscated by less important information." *See* Commission Release No. 33-6416, 34-18878.

The Company believes that if the Proposal were adopted and the Company added the requested disclosures to its proxy materials, there is the prospect of "truly significant relationships and transactions being obfuscated by less important information." In addition, the Company's related party disclosures would no longer be comparable to the related party disclosures of other companies. For these reasons, the Company belives that the disclosure requested by the Proposal could effectively thwart the disclosure required by Item 404. As a result, the Company believes that compliance with the Proposal could lead to a violation of the federal securities laws.

3. Reservation – Procedural Basis for Exclusion

The Company received the Proposal on December 27, 2002. On January 7, 2003, the Company sent to the Proponent a letter notifying the Proponent that its Proposal was not accompanied by the requisite proof of ownership pursuant to Rule 14a-8(b). A copy of such letter is attached hereto at Annex D. If the Proponent fails to provide the requisite proof of ownership pursuant in accordance with the timeframe set forth in Rule 14a-8(f), the Company reserves the right to send a supplemental letter to the Staff asserting such failure to furnish requisite proof of ownership pursuant to Rule 14a-8(b) as an additional basis for exclusion of the Proposal.

C. Conclusion

Based on the foregoing analysis, we respectfully request that the Staff issue a letter indicating that it will not recommend enforcement action to the Commission if the Company omits the Proposal from its Proxy Materials.

Should the Staff disagree with the Company's conclusions regarding the omission of the Proposal from the Proxy Materials, or should any additional material be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

If you have any questions concerning the subject matter of this letter, please do not hesitate to call the undersigned or Tom Morey of our office at (202) 637-6868.

Thank you for your prompt attention to this matter.

Sincerely yours,

George P. Barsness

Enclosures

cc: Stanley M. Stevens
Equity Office Properties Trust

Service Employees International Union

ANNEX B

SEIU
Stronger Together

ANDREW L. STERN
International President

ANNA BURGER
International Secretary-Treasurer

PATRICIA ANN FORD
Executive Vice President

ELISEO MEDINA
Executive Vice President

TOM WOODRUFF
Executive Vice President

SERVICE EMPLOYEES
INTERNATIONAL UNION
AFL-CIO, CLC

1313 L Street, N.W.
Washington, D.C. 20005

202.898.3200
TDD: 202.898.3481
www.SEIU.org

January 22, 2002

Mr. Stanley M. Stevens
Chief Legal Counsel & Secretary
Equity Office Properties Trust
Two North Riverside Plaza
Suite 2200
Chicago, IL 60606

Via mail and fax: 312-559-5021

Dear Mr. Stevens:

Steve Abrecht asked me to send you the enclosed proof of ownership letter from our broker, Fidelity Investments. The letter from Fidelity establishes SEIU's ownership of Equity stock and satisfies the request you made for proof of ownership on January 8th. Please contact Steve at (202) 639-7612 if you have any questions.

Sincerely,

Tim Murch

OPEIU #2
AFL-CIO, CLC

Enclosure://2

Fidelity Investments

PO Box 500
2 Contra Way
Merrimack, NH 03054-9894

January 16, 2003

Stephen Abrecht
1313 L. St. NW
Washington, DC 20005-4101

Dear Mr. Abrecht:

Thank you for recently contacting me regarding the confirmation of ownership of shares that the Service Employees International Union beneficially owns.

I write to confirm that the Service Employees International Union beneficially owns 106 shares of Equity Office Proper common stock, which shares are held of record by Fidelity Investments through its agent National Financial Services. These shares are held in Fidelity Account X37-225762. The Service Employees International Union has held at least $2,000 worth of Equity Office Proper stock for more than a year prior to December 10, 2002.

I hope this information is helpful. If you have any questions, please call me at 800-790-0851, extension 7646. We appreciate your business and look forward to serving you in the future.

Sincerely,

Brian Flitter

Brian Flitter
Priority Service Specialist

Our file: W012662-14JAN03

SEIU
Stronger Together

ANDREW L. STERN
International President

ANNA BURGER
International Secretary-Treasurer

PATRICIA ANN FORD
Executive Vice President

ELISEO MEDINA
Executive Vice President

TOM WOODRUFF
Executive Vice President

SERVICE EMPLOYEES
INTERNATIONAL UNION
AFL-CIO, CLC

1313 L Street, N.W.
Washington, D.C. 20005

898.3200
31
.org
05-1000

RECEIVED
2003 FEB 12 AM 11:21
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 11, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: Request by Equity Office Properties Trust to omit shareholder proposal submitted by the Service Employees International Union

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the Service Employees International Union ("SEIU") submitted a shareholder proposal (the "Proposal") to Equity Office Properties Trust ("EOPT" or the "Company"). The Proposal requests that EOPT's board of directors implement a comprehensive policy governing related party transactions that includes certain provisions relating to coverage, the role of the Conflicts Committee, the standards used to identify transactions to which the policy applies and disclosure to shareholders.

In a letter to the Commission dated January 17, 2003 (the "No-Action Request"), EOPT stated that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2003 annual meeting of shareholders. EOPT argues that it should be allowed to exclude the Proposal in reliance on (i) Rule 14a-8(i)(10), on the ground that the Proposal has been substantially implemented; and (ii) Rule 14a-8(i)(7), as relating to EOPT's ordinary business operations. Because EOPT has not met its burden of demonstrating its entitlement to rely on either of these exclusions, we respectfully urge that its request for no-action relief be denied.

Rule 14a-8(i)(10)—Substantially Implemented

Rule 14a-8(i)(10) allows a company to omit a proposal if it has been substantially implemented. EOPT claims that the policy it has adopted on related party transactions is similar enough to the principles advanced in the Proposal that exclusion is appropriate. Because EOPT's policy differs from the Proposal in several key respects, however, EOPT has not substantially implemented the Proposal.

Among other things, the Proposal urges that EOPT's related party transactions policy:

1. Apply to senior executives of EOPT;

2. Identify the factors relied upon in determining whether a trustee has a "sufficiently material interest" in a transaction that his judgment would likely be impaired by voting on it, as provided in the Former Conflicts Committee Bylaw (as defined in the No-Action Request); and

3. Require annual disclosure to shareholders of all transactions between EOPT and any senior executive or trustee, including the approval process, whether the transaction was determined to be on arm's-length terms (and how that determination was made) and any provisions for periodic review of ongoing relationships.

EOPT's current related transactions policy contains none of these provisions.[1]

When SEIU conducted its initial research regarding EOPT's policies regarding related party transactions and conflicts of interest, it assumed that the Former Conflicts Committee Bylaw was in force and constituted the entirety of the policy, since it was the only material regarding related party transactions that SEIU could identify in EOPT's public filings with the Commission. In the No-Action Request, EOPT asserted that in May 2002 its board amended the bylaws to eliminate the Former Conflicts Committee Bylaw and re-codified the policy previously contained therein in a board resolution (the "Conflicts Committee Resolution"). The Conflicts Committee Resolution has apparently not been disclosed to EOPT's shareholders. To avoid confusion, SEIU is willing to revise the Proposal to refer to the Conflicts Committee Resolution rather than the Former Conflicts Committee Bylaw; these revisions would be minor since the substance of the two policies is substantially similar.

As an initial matter, the policy contained in the Conflicts Committee Resolution (the "Conflicts Policy") does not have the scope of coverage sought by the Proposal. The Conflicts Policy clearly applies only to trustees of EOPT and persons and entities with certain relationships to trustees. The Proposal urges that EOPT's related party transactions policy apply to EOPT's senior executives as well. EOPT attempts to sidestep this difference by asserting that its Compliance Code for Business Conduct and Ethics (the "Code") covers all officers and other employees of EOPT. The Code,

---

[1] EOPT's policy does state that the Conflicts Committee may consider and approve related party transactions obligating EOPT in an amount not greater than $50,000,000, which technically satisfies the Proposal's request that the policy clarify the role of the Conflicts Committee in approving transactions. The Proposal sought clarification regarding that role since the Former Conflicts Committee Bylaw was silent regarding the approval process for transactions obligating EOPT in an amount greater than $50,000,000. The Conflicts Committee Resolution is similarly silent on this point. Contrary to EOPT's assertion, the Proposal does not request that the Conflicts Committee have the ability to approve transactions above the $50,000,000 threshold; rather, the Proposal asks that EOPT's policy make clear what entity—according to EOPT, the disinterested members of the board—has that power.

however, provides only that an employee may not "buy, sell, or lease any kind of property, facility or equipment" from or to EOPT without "disclosing and obtaining permission from his or her immediate supervisor for such conduct."

Thus, the Code does not require scrutiny by the Conflicts Committee or the Board of any related party transaction involving an EOPT executive, regardless of the amount involved. The Code is also vague about precisely what must be disclosed to the employee's immediate supervisor. Finally, the Code, unlike the Proposal, does not require disclosure to shareholders of transactions between employees and EOPT. Accordingly, the Code provision on which EOPT relies falls far short of substantially implementing that part of the Proposal calling for coverage of executives in a related party transactions policy.

Second, the Conflicts Policy does not expand on the standard used to determine whether a trustee has a "sufficiently material beneficial interest" in a transaction that he or she would reasonably be expected to be influenced if called upon to vote on it, as sought in the Proposal. EOPT claims that the reasonable-person standard contained in the Conflicts Policy needs no further explanation. Although it is true that reasonableness tests are used in many settings, generally there are factors that constrain the decision maker's application of the test; otherwise, there are no bounds to what might be considered reasonable. For example, in deciding whether a trustee has a sufficiently material beneficial interest in a transaction, one might consider the nature of the relationship between the trustee and the non-EOPT party to the transaction, the size of the transaction, and other similar factors. The Proposal asks that EOPT adopt a related party transactions policy that states such factors explicitly, rather than leaving them completely to the discretion of the Conflicts Committee. The current Conflicts Policy does not satisfy this part of the Proposal.

Finally, EOPT argues that it has substantially implemented the disclosure portion of the Proposal because it provides the related party transactions disclosure required by the Commission's rules. However, the Proposal asks that EOPT's related party transactions policy provide for expanded disclosure to shareholders, beyond the required matters, including disclosures regarding EOPT's approval process, whether transactions were on arm's-length terms, the basis for such determinations and whether periodic review will be undertaken of ongoing relationships.

Contrary to EOPT's assertion, it is clear from the Proposal that such expanded disclosure would not be provided in the proxy statement, but rather in a separate report to shareholders. Accordingly, the concerns EOPT raises regarding obfuscation of other proxy statement disclosures—including the required disclosures on related party transactions—would not come into play. A shareholder that wanted more information on related party transactions could review the separate, more detailed report requested by the Proposal, while other shareholders would continue to receive only the Commission-mandated disclosures. Because the expanded disclosure would not appear in the proxy statement, implementing the Proposal would not, as EOPT claims, cause EOPT to violate the Commission's rules.

In sum, EOPT's Conflicts Policy, whether codified in the Former Conflicts Committee Bylaw or the Conflicts Committee Resolution, does not contain the vast majority of provisions requested by the Proposal. The Proposal thus has not been substantially implemented by EOPT, and exclusion pursuant to Rule 14a-8(i)(10) is not appropriate.

Rule 14a-8(i)(7)

Rule 14a-8(i)(7) permits a company to omit a proposal dealing with the company's ordinary business operations. EOPT contends that "disclosure decisions of the type requested in the Proposal are properly left to the Company's board and management and not the Company's shareholders."

The subject of the Proposal—transactions between EOPT, on the one hand, and its officers and trustees, on the other—falls outside the ambit of the ordinary business exclusion. Such transactions have the potential to compromise the objectivity of trustees—shareholders' elected representatives—and give rise to a risk of self-dealing by both trustees and officers. They also, SEIU believes, provide insight into the attitudes of company insiders regarding entitlement to use company assets for personal enrichment. A recent report by The Corporate Library noted that companies such as Tyco and Adelphia, which have fallen victim to insider self-dealing, disclosed large numbers of related party transactions in their proxy statements; the report opined that shareholders should pay closer attention to such matters. Shareholders should be able to request policy changes and additional information on such transactions if they believe such changes or disclosure would benefit the company or are necessary in light of structural or other concerns.

The letters cited by EOPT are inapposite because those proposals dealt with day-to-day management issues on which shareholders are less qualified than management to make decisions. Matters such as disclosure in the financial statements (Johnson Controls, Refac), environmental risk analysis (Willamette Industries) and business strategy (Second Bancorp Incorporated) have consistently been treated by the Staff as related to ordinary business operations.[2] A related party transactions policy, by contrast, involves board-level decisions regarding conflicts of interest and does not raise the spectre of micromanagement. Accordingly, EOPT should not be entitled to rely on the ordinary business exclusion to omit the Proposal.

* * * *

[2] The Intel letter cited by EOPT may have been superseded by the full Commission's recent ruling overturning the Staff's decision in National Semiconductor (July 19, 2002) (allowing exclusion of proposal asking the company to record cost of stock options as an expense).

If you have any questions or need additional information, please do not hesitate to call me at (202) 639-7612.

Very truly yours,

Steve Abrecht
Director
SEIU Capital Stewardship Program

cc: George P. Barness, Esq.
Hogan & Hartson, LLP
555 Thirteenth Street, NW
Washington, DC 20004-1109

SEIU
Stronger Together

ANDREW L. STERN
International President

ANNA BURGER
International Secretary-Treasurer

PATRICIA ANN FORD
Executive Vice President

ELISEO MEDINA
Executive Vice President

TOM WOODRUFF
Executive Vice President

SERVICE EMPLOYEES
INTERNATIONAL UNION
AFL-CIO, CLC

1313 L Street, N.W.
Washington, D.C. 20005

202.898.3200
TDD: 202.898.3481
www.SEIU.org

RECEIVED
2003 FEB 19 PM 4:33
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 19, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: Supplemental request by Equity Office Properties Trust to omit shareholder proposal submitted by the Service Employees International Union

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the Service Employees International Union ("SEIU") submitted a shareholder proposal (the "Proposal") to Equity Office Properties Trust ("EOPT"). In a letter to the Commission dated January 17, 2003 (the "No-Action Request"), EOPT asserted two substantive bases for omitting the Proposal from its proxy materials. EOPT also reserved the right to challenge in a supplemental no-action request the adequacy of the proof of ownership provided by SEIU.

In a letter dated February 10, 2003, EOPT supplemented the No-Action Request by objecting to SEIU's proof of ownership. SEIU had provided to EOPT a letter from Fidelity Investments ("Fidelity"), which stated, in pertinent part:

> I write to confirm that the Service Employees International Union beneficially owns 106 shares of Equity Office Proper [sic] common stock, which shares are held of record by Fidelity Investments through its agent National Financial Services. . . . The Service Employees International Union has held at least $2,000 worth of Equity Office Proper [sic] stock for more than a year prior to December 10, 2002.

EOPT claims that the statement from Fidelity does not satisfy Rule 14a-8(b) because National Financial Services ("NFS"), not Fidelity, is the shareholder of record of the EOPT shares beneficially owned by SEIU. As the letter from Fidelity makes clear, however, NFS serves as Fidelity's agent, with Fidelity retaining legal ownership of the shares. In fact, NFS is an affiliate of Fidelity. (See www.ibg.fidelity.com/cbd_clearing_custody.shtml (referring to NFS as a "Fidelity Investments company" handling clearing and custody services)). Essentially, EOPT is demanding that SEIU prove that the rights of ownership did not pass to NFS in connection with the agency agreement, even though Fidelity has affirmatively stated that they did not.

The text of Rule 14a-8(b)(2) does not support EOPT's approach. That Rule allows a beneficial owner to "submit to the company a written statement from the *'record' holder of your securities (usually a broker or bank)* verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year" (emphasis added). Despite the nearly universal practice by institutional shareholders of employing an agent such as the Depository Trust Company ("DTC") or NFS, the Rule indicates that the record owner from whom a statement must be obtained is usually a broker or bank. It is unlikely that the Commission was unaware of the ubiquity of agents when it drafted the Rule.[1]

The SEC staff recently rejected an argument similar to EOPT's made by Dillard Department Stores, Inc. (Mar. 4, 1999). There, the proponent submitted a written statement that the proponent's shares were held of record by the Amalgamated Bank of New York through its agent, Cede & Co. ("Cede"), the nominee of DTC. Dillard's argued that the proponent was required to submit a letter from Cede, which Dillard's argued was the true record owner. The SEC staff disagreed and declined to allow exclusion.

In sum, SEIU has submitted a written statement from Fidelity, the record owner of the shares of EOPT's common stock beneficially owned by SEIU. That Fidelity holds the shares through an agent has no bearing on Fidelity's record ownership or SEIU's compliance with Rule 14a-8(b)(2). EOPT's supplemental request for no-action relief should accordingly be denied.

* * * *

If you have any questions or need additional information, please do not hesitate to call me at (202) 639-7612.

Very truly yours,

Steve Abrecht
Director
SEIU Capital Stewardship Program

cc: George P. Barness, Esq.
Hogan & Hartson, LLP
555 Thirteenth Street, NW
Washington, DC 20004-1109

[1] According to the Real Corporate Lawyer web site, DTC "holds title to the vast majority of the securities of almost every U.S. public company." See www.realcorporatelawyer.com/electronicvoting.html.

HOGAN & HARTSON
L.L.P.

RECEIVED
2003 FEB 28 PM 4:51
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

GEORGE P. BARSNESS
PARTNER
(202) 637-5788
GPBARSNESS@HHLAW.COM

COLUMBIA SQUARE
555 THIRTEENTH STREET, NW
WASHINGTON, DC 20004-1109
TEL (202) 637-5600
FAX (202) 637-5910

February 25, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Division of Corporation Finance
Office of Chief Counsel

Re: Shareholder Proposal of the Service Employees International Union (supplement #2 to No-Action Request Letter submitted to the Staff on January 17, 2003)

Ladies and Gentlemen:

We refer to our letter (the "Initial No-Action Request Letter") submitted to the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") on January 17, 2003 relating to the shareholder proposal (the "Proposal") submitted by the Service Employees International Union (the "Proponent") to our client, Equity Office Properties Trust, a Maryland real estate investment trust (the "Company"), and our supplemental letter (the "Supplemental No-Action Request Letter") submitted to the Staff on February 10, 2003 also relating to the Proposal (capitalized terms in this letter that are not defined have the meanings ascribed thereto in the Initial No-Action Request Letter and Supplemental No-Action Request Letter). On behalf of the Company, we are writing, pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, to respond to the Proponent's letter (the "Initial SEIU Response Letter") submitted to the Staff on February 11, 2003 and the Proponent's letter (the "Supplemental SEIU Response Letter") submitted to the Staff on February 19, 2003. In addition, we are writing to inform the Staff that the Board of Trustees of the Company has adopted certain amendments to the Conflicts Committee Resolution (as so amended, the "Conflicts Committee Charter") that implement changes to the Conflicts Committee Resolution contemplated by the Proposal.

Pursuant to Rule 14a-8(j)(2), we are enclosing six copies of this letter. In accordance with Rule 14a-8(j)(1), a copy of this submission is being sent simultaneously to the Proponent. We have been advised by the Company as to the factual matters set forth herein.

A. Response to Initial SEIU Response Letter and Amended Conflicts Committee Charter

The Proponent argues in the Initial SEIU Response Letter that the Conflicts Committee Resolution does not incorporate three items that are requested by the Proposal. The Proponent identifies these three items to be:

(i) enlarging the scope of coverage of the Conflicts Committee Resolution to include senior executives;

(ii) expanding on the standard used to determine whether a trustee has a "sufficiently material beneficial interest"; and

(iii) making the annual disclosure regarding related party transactions requested by the Proposal.

As noted above, the Board of Trustees amended the Conflicts Committee Resolution on February 13, 2003. The amendments reflected in the Conflicts Committee Charter adopted by the Board of Trustees on February 13, 2003, a copy of which is attached hereto at Annex A, implement items (i) and (ii) listed above. With respect to item (iii), the Company believes that the bases for exclusion set forth in the Initial No-Action Request Letter, as summarized below, continue to permit the Company to exclude the portion of the Proposal requiring annual disclosure of related party transactions.

1. *Implementation of scope of coverage to include senior executives*

The Initial SEIU Response Letter states that the Conflicts Committee Resolution does not have the scope of coverage sought by the Proposal. In particular, the Initial SEIU Response Letter states:

> The [Conflicts Committee Resolution] clearly applies only to trustees of EOPT and persons and entities with certain relationships to trustees. The Proposal urges that

> EOPT's related party transactions policy apply to EOPT's senior executives as well.

The amendments reflected in the Conflicts Committee Charter provide that the related party transactions policy contained in the Conflicts Committee Charter applies to executive officers of the Company in addition to the Company's trustees. As a result, the Company believes that this portion of the Proposal (*i.e.*, the portion of the Proposal referred to in item (i) above) has been substantially implemented.

2. Implementation of expansion of standard used to determine whether a trustee has a "sufficiently material beneficial interest"

The Initial SEIU Response Letter also states that the Conflicts Committee Resolution does not "expand on the standard used to determine whether a trustee has a 'sufficiently material beneficial interest' in a transaction that he or she would reasonably be expected to be influenced if called upon to vote on it". The SEIU letter then states:

> EOPT claims that the reasonable-person standard contained in the [Conflicts Committee Resolution] needs no further explanation. Although it is true that reasonableness tests are used in many settings, generally there are factors that constrain the decision maker's application of the test; otherwise, there are no bounds to what might be considered reasonable. For example, in deciding whether a trustee has a sufficiently material beneficial interest in a transaction, one might consider the nature of the relationship between the trustee and the non-EOPT party to the transaction, the size of the transaction, and other similar factors. The Proposal asks that EOPT adopt a related party transactions policy that states such factors explicitly; rather than leaving them completely to the discretion of the Conflicts Committee.

The amendments reflected in the Conflicts Committee Charter replace the "sufficiently material beneficial interest" standard contained in the Conflicts Committee Resolution with a "material financial interest" standard derived from Section 2-419 of the Maryland General Corporation Law ("MGCL"), which addresses interested director transactions between Maryland corporations and their directors (and is generally based on the corresponding provision contained in the Model Business Corporation Act ("MBCA") at the time of enactment of Section 2-419). The Maryland REIT Statute, which is applicable to Maryland REITs such as the Company, does not contain a provision on interested trustee transactions. Although Section 2-419 by its terms applies only to Maryland corporations (and not Maryland REITs), it is the most directly comparable provision insofar as there is no corresponding provision contained in the Maryland REIT Statute. Because the "material financial interest" standard is derived from the MGCL, the Company believes that it will provide greater clarity than the "sufficiently material beneficial interest" standard contained in the original Conflicts Committee Resolution. The Conflicts Committee Charter also provides additional factors for the Conflicts Committee to determine whether a trustee has a "material financial interest," as follows:

> For purposes of this paragraph, the personal economic stake of the Trustee must be in or closely linked to the transaction (that is, the Trustee's gain must hinge directly on the transaction itself) in order for the Trustee to have a material financial interest in the transaction. A contingent or remote gain is not enough.

These additional factors are derived from the commentary to the current MBCA provisions dealing with interested director transactions. In providing these additional factors to determine whether a trustee has a "material financial interest" in a transaction, the Company believes that it has provided the Conflicts Committee with additional guidance sufficient to ascertain whether a "material financial interest" would reasonably be expected to influence the trustee's judgment in voting to approve a transaction. As such, the Company believes that it has substantially implemented this portion of the Proposal (*i.e.*, the portion of the Proposal referred to in item (ii) above).1/

3. *Discussion of annual disclosure requirement*

The amendments reflected in the Conflicts Committee Charter do not address the annual related party disclosure requirement suggested by the Proposal.

1/ The Conflicts Committee Charter also clarifies that the Board of Trustees has the power to approve transactions in an amount greater than $50,000,000, as requested by the Proposal. See footnote 1 to the Initial SEIU Response Letter.

Instead, the Company believes that the portion of the Proposal relating to the annual related party disclosure suggested by the Proponent is excludable from the Proxy Materials for the *three* reasons set forth in the Initial No-Action Request Letter, each of which are summarized below:

(i) the proposed annual related party disclosure has been substantially implemented under Rule 14a-8(i)(10) by virtue of the Item 404 disclosure made by the Company in its annual meeting proxy statement, and any disclosure required by the Proposal that is beyond the scope of the Company's Item 404 disclosure could obfuscate the truly significant relationships disclosed in the Company's Item 404 disclosure (see pages 7-8 of the Initial No-Action Request Letter); any disclosure not required by Item 404 would also clearly be immaterial to shareholders based upon the SEC's determination of a $60,000 materiality threshold for most Item 404 disclosures;

(ii) the proposed annual related party disclosure involves a disclosure decision of the type that is properly left to the Company's board and management and is, therefore, excludable as part of the Company's ordinary business operations under Rule 14a-8(i)(7) (see page 9 of the Initial No-Action Request Letter); and

(iii) the proposed annual related party disclosure could lead to a violation of law insofar as it may result in obfuscation of the truly significant relationships disclosed in the Company's Item 404 disclosure and is, therefore, excludable under Rule 14a-8(i)(2) (see pages 9-10 of the Initial No-Action Request Letter).

The Proponent asserts that the Proposal contemplates that the proposed annual related party disclosure would appear in a separate report to shareholders. As a result, the Proponent asserts, "the concerns EOPT raises regarding obfuscation of other proxy statement disclosures – including the required disclosures on related party transactions – would not come into play."

The Company assumes that the purpose of the proposed annual related party disclosures is to further inform shareholders in connection with the annual election of the Company's trustees. In this regard, the Company notes that any separate document would presumably be provided to shareholders in advance of the Company's annual meeting and would relate to the prior fiscal year. Due to the proximity of times of delivery of the two documents, the Company believes that the obfuscation risk would still be a relevant factor. Further, because the requested separate report may well constitute proxy solicitation material under the proxy rule, the additional requested disclosures would in all likelihood as a practical matter need to appear in the proxy statement despite the Proponent's assertion to the contrary.

B. Response to Supplemental SEIU Response Letter

The Proponent asserts in the Supplemental SEIU Response Letter that its shares are owned by Fidelity Brokerage Services LLC ("Fidelity Brokerage") through National Financial Services LLC, as the agent of Fidelity Brokerage.

The Company's transfer agent has confirmed that National Financial Services LLC has not owned of record any of the Company's common shares since July 17, 2002, and that neither the Proponent nor Fidelity Brokerage has owned of record any of the Company's common shares since January 1, 2001. As a result, contrary to the statement of record ownership contained in the Fidelity Letter received from the Proponent, none of Fidelity Brokerage, National Financial Services LLC or the Proponent owned of record any of the Company's common shares on the date the Proponent submitted the Proposal. A copy of the letter from the Company's transfer agent confirming these facts is attached hereto at Annex B (the "Transfer Agent Letter").

The Company believes there are two possible scenarios arising from these facts – each of which would permit the Company to exclude the Proposal under Rule 14a-8(b). These two scenarios are described below.

1. *Alternative scenario #1 – The Company shares allegedly owned by the Proponent are owned of record by DTC, as agent, rather than by National Financial Services LLC*

Although contrary to the ownership information contained in the Fidelity Letter and the Supplemental SEIU Response Letter provided by the Proponent, it is possible that the Proponent actually owns shares through the Depositary Trust Company ("DTC"). Under these assumed facts, Fidelity Brokerage would own through National Financial Services LLC – and National Financial Services LLC would own through DTC.

If these assumed facts are correct, then the Proponent has not met the requirements of the Staff's position in Dillard Department Stores, Inc. (March 4, 1999) because it has not provided a letter from the broker or bank that has an agency relationship with DTC. This is because, on these assumed facts, *National*

Financial Services LLC (which is a registered broker-dealer), and not Fidelity Brokerage, would be the broker or bank with the agency relationship with DTC. Under Dilliard Department Stores, Inc., the letter must come from National Financial Services LLC.

On these assumed facts, since the Fidelity Letter came from Fidelity Brokerage, and not National Financial Services LLC, then the Proponent failed to meet its obligation to provide a written statement proving ownership under Rule 14a-8(b)(2)(i). The Company believes that the Proposal should be excluded on this basis.

2. Alternative scenario #2 – No shares are owned by the Proponent

The Transfer Agent Letter confirms that since January 1, 2001, the Proponent has not owned of record any Company shares. As noted above, the Transfer Agent Letter also refutes the Proponent's claim that it owns Company shares through Fidelity Brokerage, with National Financial Services LLC holding the shares of record as agent for Fidelity Brokerage.

On these facts, the Proponent has not met the ownership standards under Rule 14a-8(b)(1). More particularly, the Proponent has not owned Company shares on the date it submitted the Proposal, which entitles the Company to exclude the Proposal.

C. Conclusion

Based on the foregoing analysis and the analysis under Rule 14a-8(i)(10), Rule 14a-8(i)(7) and Rule 14a-8(i)(2) contained in the Initial No-Action Request Letter, as well as the analysis under Rule 14a-8(b) contained in the Supplemental No-Action Request Letter, we again respectfully request that the Staff issue a letter indicating that it will not recommend enforcement action to the Commission if the Company omits the Proposal from its Proxy Materials.

Should the Staff disagree with the Company's conclusions regarding the omission of the Proposal from the Proxy Materials, or should any additional material be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

If you have any questions concerning the subject matter of this letter, please do not hesitate to call the undersigned or Tom Morey of our office at (202) 637-6868.

Thank you for your prompt attention to this matter.

Sincerely yours,

George P. Barsness

Enclosures

cc: Stanley M. Stevens
Equity Office Properties Trust

Service Employees International Union

Annex A

EQUITY OFFICE PROPERTIES TRUST

CONFLICTS COMMITTEE CHARTER

I. PURPOSE

The Conflicts Committee is appointed by the Board of Trustees (the "Board") to discharge the Board's responsibilities relating to the consideration and approval, to the extent provided in this Charter, of transactions between the Trust and Trustees of the Trust or its executive officers.

II. COMMITTEE MEMBERSHIP

The Conflicts Committee shall consist of no fewer than three members of the Board. The members of the Conflicts Committee shall be appointed by the Board on the recommendation of the Nominating and Governance Committee. Conflicts Committee members may be replaced by the Board.

III. COMMITTEE POWERS, AUTHORITY, DUTIES AND RESPONSIBILITIES

1. The Conflicts Committee shall have the power and authority of the Board to consider and, in each case where the transaction obligates or is expected to obligate the Trust in an amount not greater than $50,000,000, to approve, in the name and on behalf of the Trust (including, without limitation, in the name and on behalf of EOP Operating Limited Partnership, in the Trust's capacity as its general partner, as applicable, and other subsidiaries), any transaction in which the Trust is or is proposed to be a party, either directly or indirectly, and as to which, based on facts known at the time of commitment, any of the following persons or entities either is or is entitled to be a party, whether directly or indirectly, to the transaction or any Trustee has a material financial interest in the transaction of such significance to the Trustee that it would reasonably be expected to influence the Trustee's judgment if he or she were called upon to vote on approving the transaction: (a) any Trustee or executive officer of the Trust or any Related Person of any Trustee or executive officer of the Trust; (b) any person or entity (other than the Trust) of which the Trustee or executive officer of the Trust or any Related Person of any Trustee or executive officer of the Trust is the owner of more than 5% of any class of equity securities or is a director, trustee, general partner, agent, officer or employee; (c) any person or entity that controls one or more of the persons specified in clause (b) or a person or entity that is controlled by, or is under common control with, one or more of the persons or entities specified in clause (b); or (d) an individual who is a general partner, principal or employer of the Trustee. For purposes of this paragraph, the personal economic stake of the Trustee must be in or closely linked to the transaction (that is, the Trustee's gain must hinge directly on the transaction itself) in order for the Trustee to have a material financial interest in the transaction. A contingent or remote gain is not enough. In addition to the foregoing, the Conflicts Committee shall approve, in accordance with

the provisions hereof, any transaction which would be required to be disclosed pursuant to Item 404 of Regulation S-K of the Securities Exchange Act of 1934.

2. Any Trustee or executive officer of the Trust who knows of a transaction covered by the foregoing shall immediately notify and provide all material information about the transaction known to him or her to the Conflicts Committee, which shall thereafter promptly consider the transaction. The Board, any Trustee or any executive officer of the Trust may notify the Conflicts Committee about any transaction that it has reason to believe is covered by the foregoing and, upon request, the Board, such Trustee or such executive officer shall provide to the Conflicts Committee all relevant information known or in the control of the referring person. Upon receipt of such notice, the Conflicts Committee shall notify the Chairman of the Board and the Secretary of the Trust in order that the Board of Trustees which, absent the Board's determination that such notice was improper, shall take no further action with respect to the transaction unless and until approved, ratified or recommended to the Board by the Conflicts Committee. The Trust shall not enter into such transaction without the approval, ratification or recommendation of the Conflicts Committee acting by unanimous written consent or by the affirmative vote of a majority of its members present and voting at any meeting thereof (excluding any members disqualified pursuant to the immediately succeeding paragraph). The Board of Trustees shall approve transactions covered by the foregoing where the amount involved exceeds $50,000,000. Nothing herein shall require approval by the Conflicts Committee of fees or other compensation to Trustees for their service as Trustees or of compensation or employee benefits to executive officers of the Trust for their service as executive officers of the Trust.

3. Any member of the Conflicts Committee who is a party to or who has an interest in the transaction of the type described above shall take no part in the deliberations of the Conflicts Committee on the transaction.

4. For purposes of the foregoing, the following terms shall have the following meanings:

    a. "Affiliate" means a person or entity that directly or indirectly controls, or is controlled by, or is under common control with, a specified person or entity.

    b. "Control", including the terms "controlling" or "under common control with," means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether by ownership of voting securities, by contract or otherwise. The beneficial ownership of ten percent or more of securities entitled to be voted generally in the election of directors creates a presumption of control.

    c. "Time of commitment" as to a transaction means the time when the transaction is consummated or, if made pursuant to contract, the time when the Trust becomes contractually obligated so that its unilateral withdrawal from the transaction would entail significant loss, liability or other damage.

d. "Related Person" of a Trustee or executive officer of the Trust means (a) the spouse (or a parent or sibling thereof) of the Trustee or executive officer of the Trust, or a child, grandchild, sibling, parent (or spouse of any thereof) of the Trustee or executive officer of the Trust, or an individual sharing the same residence as the Trustee of the executive officer of the Trust, or a trust or estate of which a Trustee or executive officer of the Trust or an individual specified in this definition is a substantial beneficiary or (b) a trust, estate, incompetent, conservatee or minor of which the Trustee or executive officer of the Trust is a fiduciary.

5. The Conflicts Committee shall meet from time to time as may be necessary and shall make reports to the Board at its next regularly scheduled meeting following each meeting of the Conflicts Committee.

6. The Conflicts Committee may, to assist it in the performance of its responsibilities, engage and obtain the advice and assistance from outside legal, accounting or other advisors of its choosing, without the approval of the engagement by the Board or management, and may direct the proper officers of the Trust to pay the reasonable fees and expenses of any such advisors.

7. The Conflicts Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

8. The Conflicts Committee shall annually review its own performance and report the results of this review to the Board.

9. The Conflicts Committee shall have such other powers, authority, duties and responsibilities as may be assigned to it from time to time by the Board.

Adopted by the Board of Trustees on February 13, 2003.

Annex B

EquiServe

February 21, 2003

VIA FACSIMILE

Mr. Stanley M. Stevens
Equity Office Properties Trust
Two North Riverside Plaza
Chicago, Illinois 60606

RE: Equity Office Properties Trust ("Equity Office")
Common Shares of Beneficial Interest ("Common Shares")

Dear Mr. Stevens:

This letter is issued in our capacity as Equity Office's transfer agent, and is based on our records in such capacity. Our records confirm that:

1. Since January 1, 2001, Service Employee International Union has owned zero Common Shares of Equity Office.

2. Since January 1, 2001, Fidelity Brokerage Services LLC has owned zero Common Shares of Equity Office.

3. Since July 17, 2002, National Financial Services LLC has owned zero Common Shares of Equity Office.

Very truly yours,

EquiServe, Inc.

Norris Richardson
Senior Account Manager

Innovative Leadership in Shareholder Services.

150 Royall Street
Canton, MA 02021

SEIU
Stronger Together

RECEIVED
2003 FEB 28 PM 4:36
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 28, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: Second supplemental request by Equity Office Properties Trust to omit shareholder proposal submitted by the Service Employees International Union

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the Service Employees International Union ("SEIU") submitted a shareholder proposal (the "Proposal") to Equity Office Properties Trust ("EOPT"). In a letter to the Commission dated January 17, 2003 (the "Original No-Action Request"), EOPT asserted two substantive bases for omitting the Proposal from its proxy materials. EOPT also reserved the right to challenge in a supplemental no-action request the adequacy of the proof of ownership provided by SEIU. In a letter dated February 10, 2003 (the "Supplemental No-Action Request"), EOPT supplemented the Original No-Action Request by objecting to SEIU's proof of ownership. SEIU responded to both the Original and Supplemental No-Action Requests.

Seeking a third bite at the apple, EOPT has now made a third request for no-action relief in a letter dated February 25, 2003 (the "Second Supplemental Request"). The Second Supplemental Request advances a different theory for why SEIU's proof of ownership is defective. It also, over five weeks after the filing of the initial No-Action Request, asserts new facts in support of EOPT's claim that the Proposal has been substantially implemented. Neither of these untimely arguments compels exclusion of the Proposal.

Proof of Ownership

SEIU provided EOPT with a letter from Fidelity Investments stating, in pertinent part:

I write to confirm that the Service Employees International Union beneficially owns 106 shares of Equity Office Proper [sic] common stock, which shares are held of record by Fidelity Investments through its agent National Financial Services. . . . The Service Employees International Union has held at least $2,000 worth of Equity Office Proper [sic] stock for more than a year prior to December 10, 2002.

ANDREW L. STERN
International President

ANNA BURGER
International Secretary-Treasurer

PATRICIA ANN FORD
Executive Vice President

ELISEO MEDINA
Executive Vice President

TOM WOODRUFF
Executive Vice President

SERVICE EMPLOYEES
INTERNATIONAL UNION
AFL-CIO, CLC

1313 L Street, N.W.
Washington, D.C. 20005

202.898.3200
TDD: 202.898.3481
www.SEIU.org

8105-1000

EOPT first claimed in the Supplemental No-Action Request that the statement from Fidelity does not satisfy Rule 14a-8(b) because National Financial Services ("NFS") (a Fidelity affiliate), not Fidelity, is the shareholder of record of the EOPT shares beneficially owned by SEIU (the "Shares"). Now, EOPT submits a letter from its transfer agent stating that NFS is not an owner of record of any EOPT shares. Instead, EOPT speculates, the Depository Trust Corporation ("DTC"), through its nominee Cede & Co. ("Cede") may be the record owner of the shares beneficially owned by SEIU. Accordingly, EOPT argues, the written statement confirming ownership must come from the entity that has a contractual relationship with DTC, which EOPT asserts is NFS.

As an initial matter, it is worth noting that EOPT did not even obtain a letter from its transfer agent until February 21, two days after it submitted the Supplemental No-Action Request to the Commission challenging SEIU's ownership of the Shares. It is clear that EOPT did not check with its own transfer agent about whether NFS appeared on the Company's stock ledger before making the Supplemental No-Action Request, since that request stated that NFS "appears to be the record owner of the [Shares]." (The transfer agent's letter flately contradicts that assertion.) Advancing arguments piecemeal, in multiple submissions, unfairly burdens both SEIU, which must respond separately to two different theories regarding its proof of ownership, and the Commission's staff. We believe that EOPT's most recent submission should be deemed untimely and disregarded on this basis alone.

On the merits, EOPT's new theory also fails. EOPT reads the Dillard Department Stores letter (Mar. 4, 1999) as requiring that the proof of ownership be sent by the entity with a contractual relationship with DTC.[1] There is no basis for reading such a requirement into the Dillard's letter. Dillard's stands for the proposition that a proponent may obtain proof of ownership from the bank or brokerage that holds the proponent's shares in "street name." The letter SEIU sent to EOPT states that the Shares are held in street name by Fidelity. That Fidelity uses NFS as its agent, and that the Shares may appear on EOPT's books under Cede's name, is irrelevant.

As SEIU noted in its response to the Supplemental No-Action Request, the vast majority of shares of large U.S. public companies are nominally held in Cede's name. The Commission cannot have been unaware of this fact in 1998 when it revised Rule 14a-8(b)(2), which makes clear that the Commission contemplated that proof of ownership would be supplied by the street name holder rather than by Cede. Moreover, it would impose a significant and unnecessary burden both on proponents and on Cede to require Cede to confirm ownership for every shareholder proposal submitted pursuant to Rule 14a-8. The purpose of the proof of ownership requirement—ensuring that proponents have a sufficiently substantial economic stake in a company to enjoy the benefits of Rule 14a-8—is satisfied by requiring such proof from the street name holder.

In sum, SEIU has provided adequate proof of ownership and EOPT's request for no-action relief should be denied.

---

[1] It is not at all clear that NFS—rather than Fidelity—has the contractual relationship with DTC; EOPT simply asserts without any support that this is the case.

Substantially Implemented

EOPT relates in the Second Supplemental Request that its board recently met and adopted two changes to the Conflicts Committee Resolution that, taken together, result in the Proposal being substantially implemented and thus excludable under Rule 14a-8(i)(10). Specifically, EOPT's board expanded the coverage of the policy contained in the Conflicts Committee Resolution (the "Conflicts Policy") to include officers as well as trustees of EOPT, and replaced the "sufficiently material beneficial interest" standard with a "material financial interest" standard derived from Section 2-419 of the Maryland General Corporation Law.

However, EOPT did not implement that portion of the Proposal calling for expanded disclosure of related party transactions to shareholders, beyond the disclosure required by the Commission's rules. Increased disclosure is an essential part of the Proposal, as it allows shareholders to monitor the frequency and magnitude of related party transactions involving EOPT. EOPT's claims that the disclosure would obfuscate the Commission-mandated disclosure are unpersuasive, since the legally required disclosure would continue to appear in the proxy statement while the expanded disclosure would appear in a separate report, which could be worded in such a way that shareholders would not be confused. By omitting such a crucial element of the Proposal, EOPT has fallen far short of substantially implementing it.

To conclude, EOPT has not, in its three requests for no-action relief, established its entitlement to rely on Rule 14a-8(i)(7), Rule 14a-8(i)(10) or Rule 14a-8(b)(2) to exclude the Proposal.

* * * *

If you have any questions or need additional information, please do not hesitate to call me at (202) 639-7612.

Very truly yours,

Steve Abrecht
Director
SEIU Capital Stewardship Program

cc: George P. Barness, Esq.
Hogan & Hartson, LLP
555 Thirteenth Street, NW
Washington, DC 20004-1109

HOGAN & HARTSON
L.L.P.

RECEIVED
2003 MAR -5 AM 10:26
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

GEORGE P. BARSNESS
PARTNER
(202) 637-5788
GPBARSNESS@HHLAW.COM

COLUMBIA SQUARE
555 THIRTEENTH STREET, NW
WASHINGTON, DC 20004-1109
TEL (202) 637-5600
FAX (202) 637-5910

March 4, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Division of Corporation Finance
Office of Chief Counsel

Re: Shareholder Proposal of the Service Employees International Union (the "Proponent")

Ladies and Gentlemen:

We are writing, pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, to respond to the Proponent's letter submitted to the SEC staff on February 28, 2003 (the "Proponent's February 28 Letter") regarding the Proponent's shareholder proposal (the "Proposal") requesting that the Board of Trustees of our client, Equity Office Properties Trust (the "Company"), implement a comprehensive policy governing related party transactions that applies to trustees and executive officers.

Proof of Ownership

Despite the Proponent's effort in the Proponent's February 28 Letter to obscure such fact, the Company did not receive during the time frame prescribed by Rule 14a-8(f), nor has the Company subsequently received, any evidence that the 106 Company common shares purportedly owned by the Proponent are ultimately held of record through Cede & Co. (if, indeed, those are the facts).

As referenced in the Proponent's February 28 Letter, the letter dated January 16, 2003 received by the Company from the Proponent's broker, Fidelity Brokerage Services, LLC ("Fidelity Brokerage"), states, in applicable part, that the 106 common shares of the Company purportedly owned by the Proponent are "held of record by Fidelity Investments through its agent National Financial Services...."

Because the "record owner" of shares by definition is the registered owner of the shares whose name appears on a company's records as the shareholder, in order for Fidelity Brokerage's statement even arguably to be correct, National Financial Services itself would have to be the record owner of the common shares. However, as is reflected in the transfer agent letter that accompanied our letter to the SEC staff dated February 25, 2003, none of the Proponent, Fidelity Brokerage or National Financial Services is the record owner of any of the Company's common shares.

If in fact Cede & Co. is the holder of record of the 106 Company common shares purportedly owned by the Proponent, no evidence to such effect has been furnished by National Financial Services within the time frame prescribed by Rule 14a-8(f). Accordingly, for the reasons stated in our letter to the SEC staff dated February 25, 2003, the Company continues to believe that the Proponent has not met its burden of proving its ownership of Company common shares under Rule14a-8(b), and that the Proposal may be excluded from the Company's 2003 annual meeting proxy materials on such basis. (Despite the Proponent's assertion to the contrary in the Proponent's February 28 Letter, we did not state in our letter to the staff dated February 23, 2003 that Cede & Co. should have furnished the required statement of ownership but indicated instead that National Financial Services should have done so.)

Substantially Implemented

In the Proponent's February 28 Letter, the Proponent concedes that all portions of the Proposal have been substantially implemented (except, in the Proponent's view, for the portion of the Proposal calling for expanded disclosure of related party transactions beyond the disclosure required by the SEC's rules). The Company assumes, therefore, that the Proponent has withdrawn those portions of the Proposal which it concedes have been substantially implemented, and that the Proponent will be sending the SEC staff a letter confirming such withdrawal.

With regard to the portion of the Proposal calling for expanded disclosure of related party transactions beyond the disclosure required by the SEC's rules, for the reasons stated in our letter to the SEC staff dated February 25, 2003, the Company continues to believe that such portion of the Proposal also may be excluded from the Company's 2003 annual meeting proxy materials.

Should the SEC staff disagree with the Company's conclusions, or should any additional material be desired in support of the Company's position, we would appreciate an opportunity to confer with the staff concerning these matters prior to the issuance of your response.

If you have any questions concerning the subject matter of this letter, please do not hesitate to call the undersigned or Tom Morey of our office at (202) 637-6868.

Thank you for your prompt attention to this matter.

Sincerely yours,

George P. Barsness

cc: Stanley M. Stevens
Equity Office Properties Trust

Service Employees International Union

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 28, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Equity Office Properties Trust
Incoming letter dated January 17, 2003

The proposal urges the board implement a comprehensive policy governing related-party transactions.

We are unable to concur in your view that Equity Office may exclude the proposal under rule 14a-8(b). Accordingly, we do not believe that Equity Office may omit the proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to concur in your view that Equity Office may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Equity Office may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to conclude that Equity Office has met its burden of establishing that the proposal relates to Equity Office's ordinary business operations. Accordingly, we do not believe that Equity Office may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Equity Office may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Equity Office may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Jeffrey B. Werbitt
Attorney-Advisor